September 25, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Megan Akst, Senior Staff Accountant Christine Davis, Assistant Chief Accountant

Re:	Bazaarvoice, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2014
Filed June 26, 2014
File No. 001-35433

Ladies and Gentlemen:

Bazaarvoice, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated September 12, 2014, related to the above-referenced filing. For your convenience, we have repeated the text of your comments and followed each with our response.

Form 10-K for Fiscal Year Ended April 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 48

1.	We note that because you invoice your customers in a variety of installments, your deferred revenue does not represent the total contract value of your non-cancellable subscription agreements. Please tell us what consideration you gave to disclosing backlog as required by Item 101(c)(1)(viii) of Regulation S-K.

Response: We believe that “backlog orders” as set forth in Item 101(c)(1)(viii) consist of future billings under our non-cancelable subscription agreements that have not been invoiced or paid and, accordingly, they are not recorded in deferred revenue. We note that some of our peer ‘software as a service’ companies refer to this as “unbilled deferred revenue.” In addition, we explain on page 62 of the above referenced Form 10-K that our deferred revenue consists of billings or payments in advance of revenue recognition. Therefore, the use of the term “total contract value” in our filings refers to all future expected billings under non-cancelable subscription agreements, a portion of which has already been invoiced and is therefore included in deferred revenue.

We considered the following factors when assessing the significance of providing our unbilled deferred revenue and the total contract value of our non-cancelable subscription agreements:

•	Usefulness of the information to investors: We believe that disclosing unbilled deferred revenue may not contribute significantly to investors’ understanding of our business because the terms of a given contract could change over time. For example, the terms of a given contract could change depending on the specific timing of customer renewals, renewals in advance of stated terms as customers consolidate contractual agreements, varying billing cycles of non-cancelable subscription agreements and/or changes in customer financial circumstances. Each of these would have a significant impact on disclosed unbilled deferred revenue and total contract value.

•	Misleading investors: We believe that disclosing unbilled deferred revenue could mislead investors because unbilled deferred revenue and total contract value figures do not provide an accurate indication of when unbilled deferred revenue will ultimately become recognized as revenue.

•	We do not use unbilled deferred revenue internally: We do not use or track unbilled deferred revenue and total contract value as a metric to evaluate the operating or financial performance and business trends of the Company. Further, we do not use this information in the models that support the financial guidance we provide to analysts and investors.

Based on these factors, we respectfully advise the Staff that this financial information would not be useful to investors. We further advise the Staff that we are evaluating the capabilities of our current financial systems to calculate unbilled deferred revenue. We undertake to disclose this information in the future as set forth in Item 101(c)(1)(viii) to the extent that we find that this information is useful to investors.

2.	We note that your recent earnings calls discuss client launches, which you described as a key metric, the number of clients using the freemium model of your connections platform, clients converting from your freemium model to a revenue-generating service, the number of network clients and several traffic statistics. Please tell us what consideration you have given to discussing these metrics as well as any associated trends for each period presented in your MD&A disclosure. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, please consider Section III.B of SEC Release No. 33-8350.

Response: We note that Section III.B of SEC Release No. 33-8350 (as well as Item 303(a) of Regulation S-K) focus on disclosures related to material information that promotes an understanding of financial condition and operating performance, and this understanding of Item 303(a) and Release No. 33-8350 formed the basis of our current MD&A. Specifically, we evaluated the above mentioned metrics as follows:

•	Client Launches

On page 53 of the above referenced Form 10-K, we disclose revenue specifically generated from new clients (or new ‘launches’). In response to the Staff’s comment, we undertake to update the disclosure in our MD&A in future filings to include information substantially similar to the following regarding new launches:

Revenue

Our revenue increased by $XX million, or XX%, for fiscal year XX compared to fiscal year XX. Included in this increase was an increase in SaaS revenue of $XX million and an increase in Media revenue of $XX million. Of the $XX million increase in SaaS revenue, $XX million was largely generated from new launches of XXX active clients utilizing our platform and solutions during the period.

•	Clients converting from a ‘freemium’ model to a revenue-generating service

We expect the ‘freemium’ model to be an important part of our ability to generate interest in our subscription model on a going-forward basis. Currently, the number of clients converting from a ‘freemium’ model to a revenue-generating service has been low and the associated annual subscription fees for these clients is not material.

•	Network clients

On page 49, we include the definition of a ‘network client’ to provide a complete description of our client composition. The incremental revenue generated from these ‘network’ clients is not material.

•	Traffic metrics

Our key traffic metric is ‘impressions.’ On page 45 of the above referenced Form 10-K, we disclose our ‘impressions served,’ which we define as single instances of online word of mouth delivered to an end user’s web browser. ‘Impressions’ measure the reach of our network to a consumer audience, and it is difficult to directly quantify the impact and correlation of increase in ‘impressions’ on our future revenue growth and client launches. We currently do not use traffic metrics such as ‘pageviews’ or ‘unique visitors’ to evaluate the Company’s financial performance. With respect to Cost of Revenue, an increase in the volume of impressions does contribute to the increase of hosting costs. We undertake to disclose this relationship in our future filings under ‘Key Components of Our Condensed Consolidated Statements of Operations,’ as follows:

Cost of Revenue

Cost of revenue consists primarily of personnel costs and related expenses associated with employees and contractors who provide our subscription services, our implementation team, our content moderation teams and other support services provided as part of the fixed commitment subscription contracts. Cost of revenue also includes professional fees, including third-party implementation support, travel-related expenses and an allocation of general overhead costs. We allocate general overhead expenses to all departments based on the number of employees in each department, which we consider to be a fair and representative means of allocation. Personnel costs include salaries, benefits, bonuses and stock-based expenses. We generally increase our capacity, particularly in the areas of implementation and support, ahead of the growth in revenue we expect those investments to drive, which can result in lower margins in the given investment period.

Cost of revenue also includes hosting costs, the amortization of capitalized internal-use software development costs incurred in connection with our hosted software platforms, personnel costs and third-party service costs to support and retain our clients.

We intend to continue to invest additional resources in our client services teams and in the capacity of our hosting service infrastructure and, as we continue to invest in technology innovation through our research and development organization, we may also see an increase in the amortization expense associated with capitalized internal-use software development costs incurred in connection with enhancing our software architecture and adding new features and functionality to our platforms. The level and timing of investment in these areas could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in the future. Increases in the volume of impressions could result in increased hosting costs which would impact our gross margin.

We further respectfully advise the Staff and undertake that if, in the future, the Company identifies any trends or uncertainties with regard to its Client launches, ‘Freemium’ clients, Network clients’ and Traffic metrics that would be material to its investors, we will disclose such material trends or uncertainties in future reports in accordance with Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 58

3.	We note your disclosure on page 59 that the increase in accounts receivable from fiscal 2013 was primarily due to increased billings. We also note that this increase was disproportionate to revenue growth. For example, accounts receivable increased approximately 42% from April 30, 2013 while revenues only increased 15% from fiscal year 2013 or 11% from Q4 2013. We also note that DSO appears to have increased significantly as of April 30, 2014 compared to April 30, 2013. Please tell us what consideration was given to providing a discussion of DSO and the factors that have impacted the change in accounts receivable, such as the timing of large deals, changes in billing terms or changes in collections, to the extent applicable. Please refer to Section IV.B of SEC Release No. 33-8350 for further guidance.

Response: We undertake to revise future filings to include a specific discussion of Days Sales Outstanding and the relationship of this metric to Accounts Receivable, substantially similar to the following:

We typically invoice our SAAS business clients for our subscription services in a varying mix of monthly, quarterly, semiannual and annual billings from both new and existing clients. Bookings and therefore billings for our SaaS business are typically higher in the second half of our fiscal year. As for our media business, billings increase significantly during the holiday season. These factors result in an increase in our accounts receivable. Similarly, increases in new client launches lead to increased billings, which in turn also increases our accounts receivable. The operating cash flow benefit of increased billing activity generally occurs in the subsequent quarters when we collect from our clients.

The increase in accounts receivable described above also caused an increase in days sales outstanding (“DSO”), which is calculated by dividing period end accounts receivable by average daily sales for the period. DSO was XX days as of October 31, 2014 compared with XX days as of October 31, 2013.

Our DSO fluctuates from period to period and year over year, primarily due to the seasonal nature of our new bookings and related renewals, the seasonal nature of our media business and the frequency of our customer billings which vary throughout the fiscal year. These trends result in changes in accounts receivable balances that are different than our revenue growth trends. Although period end accounts receivable fluctuates because of these factors, the average daily sales for the period do not. Because of our subscription services business model, we recognize revenue ratably over the terms of our customer contracts. Accordingly, our average daily sales are not influenced by factors such as seasonality, invoice duration and invoice timing.

Consolidated Financial Statements

Note 3. Discontinued Operations, Page 83

4.	Please tell us more about how you determined that only $9 million in goodwill should be allocated to the PowerReviews business. As part of your response, tell us how you considered the fact that the DOJ settlement required you to “divest all of the net assets of the PowerReviews business.” Also, please refer to the authoritative guidance you relied on when determining the amount of goodwill that should be allocated.

Response: We respectfully submit that we considered the guidance contained in paragraphs ASC 350-20-40-2 through ASC 350-20-40-6 to determine that $9 million in goodwill should be allocated to the PowerReviews business. On page 90, Note 7, of the above referenced Form 10-K, we disclosed that we operate as one reporting unit and consider market capitalization to represent fair market value. During the period that PowerReviews was owned by the Company until it met the “held for sale” criteria, the PowerReviews business was fully integrated into the Company’s business. Further, we concluded that PowerReviews met the definition of a business under ASC 805-10-55. The above referenced guidance stipulates that if an acquired business is integrated within a reporting unit, constitutes a business and is to be sold, goodwill allocated to the business to be sold must follow a relative fair value allocation methodology. Due to the degree that PowerReviews had been integrated into the Company’s reporting unit, we therefore determined that the entire carrying amount of the acquired goodwill should not be included in ‘assets held for sale’ pursuant to ASC paragraphs 350-20-40-4-6. We accordingly applied ASC 350-20-40-3 and allocated goodwill based on the relative fair value of the PowerReviews business, which was based on the estimated sales price, and the fair value of the Bazaarvoice business, which was based on the total market capitalization of the Company. This relative fair value allocation methodology yielded a $9 million goodwill figure.

Note 19, Operating Segment and Geographic Information, page 103

5.	We note your disclosure of “Americas” revenue. Please tell us what consideration you gave to ASC 280-10-50-41, which requires you to disclose revenues for the United States, your country of domicile.

Response: We respectfully submit that revenue from Canada included in ‘Americas’ revenue is not material, as it has only represented approximately 3% of our consolidated total revenues from continuing operations per year for each of the prior three fiscal years. We undertake to revise future filings to include a disclosure of revenues from the United States, our country of domicile. We undertake to provide this additional disclosure in our ‘Operating segment and Geographic information’ footnote to our consolidated financial statements, commencing with our Form 10-K for the fiscal year ending April 30, 2015, as follows:

The following table represents the Company’s revenue from continuing operations by geographic region for the periods presented (in thousands):

Year Ended April 30,
	2015	2014	2013
Revenue by geographic location for continuing operations
Americas (1)	—	—	—
EMA (2)	—	—	—
Other	—	—	—

Total revenues from continuing operations	$—	$—	$—

(1)	United States and Canada
(2)	Europe, the Middle East and Africa

The Company’s long-lived assets are principally in the United States as of April 30, 2015 and April 30, 2014. Included in Americas revenues are revenues from the United States of $XXX million, $XXX million and $XXX million for fiscal year 2015, 2014 and 2013, respectively.

With respect to each of the above-referenced filings, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our responses, please direct them to my attention. My telephone number is (512) 551-6237 and my email address is jim.offerdahl@bazaarvoice.com.

Very truly yours,

Bazaarvoice, Inc.

/s/ James R. Offerdahl
James R. Offerdahl
Chief Financial Officer
(Principal Financial Officer)